Exhibit 12.1 — Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Three months ended
	March 31,	Year ended December 31,

	2008	2007	2006	2005	2004	2003

		(dollars in thousands except ratio data)
EARNINGS:
Consolidated pretax income from continued operations	$9,216	$265,737	$315,701	$175,985	$68,310	$37,431
Adjust: Income or loss from equity method investments	275	(974)	(548)	—	—	—
Add: Fixed charges	23,652	79,519	57,466	38,312	22,965	22,002

Total earnings	$33,143	$344,282	$372,619	$214,297	$91,275	$59,433

FIXED CHARGES:
Interest expense (1)	$23,146	$77,737	$55,849	$37,619	$22,437	$21,507
Interest portion of rental expense	506	1,782	1,617	693	528	495

Total fixed charges	$23,652	$79,519	$57,466	$38,312	$22,965	$22,002

Ratio of earnings to fixed charges	1.4	4.3	6.5	5.6	4.0	2.7

(1) Includes amortization of debt issuance costs.